UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K
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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of June, 2010

Commission File No. 001-33799
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EXCEED COMPANY LTD.
(Translation of registrant’s name into English)
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Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central, Hong Kong.
T: +852 3669 8105
(Address of principal executive office)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Exceed Company Ltd. Securities Upgraded to Nasdaq Global Market

BEIJING, CHINA – June 28, 2010 – Exceed Company Ltd. ("Exceed" or “the Company") (NASDAQ: EDS), one of the leading domestic sports and leisurewear brands in China, announced that effective with the open of business today, June 28, 2010, the Nasdaq Stock Market has transferred the listing of Exceed’s securities to the Nasdaq Global Market from the Nasdaq Capital Market. EDS, EDSUU and EDSWW will continue to be the trading symbol for the Company’s common stock, units and warrants, respectively.

Shuipan Lin, Exceed's founder, Chairman and CEO, commented, “We are pleased that the Nasdaq has approved our application to upgrade to the Nasdaq Global Market.  We believe that this transfer, in combination with our dedicated investor relations efforts, will help to broaden the reach and deepen the appreciation for our shares in the capital market.”

ABOUT EXCEED COMPANY LTD

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. It is one of the leading domestic sports and leisurewear brands in China in terms of market share by sales revenue. Since operations began in 2002, Exceed has experienced significant growth in the mass market concentrated in the second and third tier cities in China and has established a market leading position as one of the top five Chinese sportswear brands. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and future performance of Exceed. These statements are based on management's current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of Exceed's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, refer to documents that Exceed files from time to time with the Securities and Exchange Commission. Exceed is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:
Taylor Rafferty (HK): Pamela Leung +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Delia Cannan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exceed Company Ltd.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Dated:  June 28, 2010